NO ACT

PE 1-22-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010780

March 17, 2010

William L. Phillips III
Vice President, Assistant General Counsel
and Assistant Secretary
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-10

Re: King Pharmaceuticals, Inc.
Incoming letter dated January 22, 2010

Dear Mr. Phillips:

This is in response to your letters dated January 22, 2010 and February 10, 2010 concerning the shareholder proposal submitted to King Pharmaceuticals by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 26, 2010, February 3, 2010 and February 14, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

***FISMA & OMB Memorandum M-07-16***

March 17, 2010

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: King Pharmaceuticals, Inc.
Incoming letter dated January 22, 2010

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of King Pharmaceuticals's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that King Pharmaceuticals may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that, under Tennessee law, King Pharmaceuticals must hold a special meeting of shareholders upon the request of holders of 10% of the votes entitled to be cast on any issue proposed to be considered at the special meeting. Accordingly, we will not recommend enforcement action to the Commission if King Pharmaceuticals omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which King Pharmaceuticals relies.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

February 14, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Kenneth Steiner's Rule 14a-8 Proposal**
**King Pharmaceuticals, Inc. (KG)**
**Special Shareholder Meeting Topic**

Ladies and Gentlemen:

This further responds to the January 22, 2010 request to block this rule 14a-8 proposal, supplemented February 10, 2010.

The February 10, 2010 company letter fails to address this critical point in the proponent's February 3, 2010 letter: "Attached are exhibit pages from The Corporate Library which question the company claim of already having a right for 10% of shareholders to call a special meeting."

If the company belatedly attempts to address this, then further rebuttal will be submitted.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
William L. Phillips <William.Phillips@kingpharm.com>

## GOVERNANCE PRACTICES HIGHLIGHTS

|  |  |
|---|---|
| Does the board have an outside majority? | Yes |
| Is the CEO the only executive member of the board? | Yes |
| Is the board elected in staggered classes? | Yes |
| Does the company have multiple classes of voting stock? | No |
| How many directors are on this board? | 8 |
| Can shareholders cumulate their votes when electing directors? | No |
| What percent of directors sit on more than 4 rated company boards? | 0% |
| How many directorships does the CEO hold, including this one? | 2 |
| Is the Chairman an independent, outside director? | No |
| Has the company named an individual as Lead Director? | Yes |
| Is a formal governance policy available on the company's website? | Yes |
| What percent of directors failed basic attendance standards? | 0% |
| What percent of directors received 10% or more withhold votes? | 25% |
| What is the company's director election requirement? | Plurality |
| Is one non-executive meeting held for every regular board meeting? | No |
| What % of directors with over 2 years tenure beneficially own shares? | 100% |
| Does the company have formal director equity holding requirements? | No |
| Is the Nominating Committee independent (no inside members)? | Yes |
| Is the Compensation Committee independent (no inside members)? | Yes |
| Is the Audit Committee independent (no inside members)? | Yes |
| Has an Audit Committee member been designated "financial expert"? | Yes |
| What percent of the total fees paid to the auditor were audit-related? | 67% |
| Can shareholders fill board vacancies? | Yes |
| Are there any supermajority vote requirements to amend the charter? | Yes |
| Are there any supermajority vote requirements to amend the bylaws? | Yes |
| What voting percent is required to approve a merger? | 51% |
| What voting percent is required to act by written consent? | 100% |
| What voting percent is required to call a special meeting? | 0% |
| Is the special meeting rule more or less restrictive than state law? | More Restrictive |
| Is the written consent rule more or less restrictive than state law? | Same |
| Is the company subject to a non-shareholder constituency provision? | No |
| Does the company have an active poison pill? | No |
| Is the company subject to a control share acquisition provision? | No |
| Is the company subject to a fair price provision? | No |
| Is the company subject to a business combination provision? | Yes |
| Is the current option granting run rate less than 2%? | 0.87% |
| What was the CEO's last reported base salary? | $980,820 |
| What was the CEO's last reported annual bonus? (Former US/Other) | |
| What was the CEO's last reported total cash incentive? (US Current) | $980,820 |

## TAKEOVER DEFENSES

| Board Accountability | |
|---|---|
| Has Effective Classified (Staggered) Board? | No |
| Has Classified (Staggered) Board? | Yes |
| Multiple Classes of Voting Stock? | No |
| Multiple Class Stock Notes: | No known concerns |
| Director Removal Only for Cause? | No |
| Vote Required to Remove For Cause: | 51% |
| Vote Required to Remove Without Cause: | 51% |
| Can Shareholders Fill Board Vacancies? | Yes |
| **Shareholder Voting and Action Rights** | |
| Cumulative Voting? | No |
| Vote Required to Call Special Meeting: | 0% |
| Is Special Meeting Rule More or Less Restrictive Than State Law? | More Restrictive |
| Vote Required to Act by Written Consent Percent: | 100% |
| Is Written Consent Rule More or Less Restrictive Than State Law? | Same |
| Vote Required for Merger or Other Transaction: | 51% |
| Vote Required to Amend the Charter: | 51% |
| Charter Amendment Notes: | Approval of 80% of shares is required to amend Section 6 (Directors) and Section 10 (Amendment) of the charter. |
| Vote Required to Amend the Bylaws: | 51% |
| Bylaws Amendment Notes: | Approval of 80% of shares is required to amend Article I(Meetings) Sections 2 (Special Meeting) and 6 (Board Committees); and Article II (Directors) Section 3 (Duties) of the bylaws. |
| **Poison Pill** | |
| Has Poison Pill? | No |
| Poison Pill Notes: | na |
| **Other Defenses** | |
| Business Combination Provision? | Yes |
| Fair Price Provision? | No |
| Control Share Acquisition Provision? | No |
| Stakeholder Constituency Provision? | No |
| Advance Notice Requirement? | Yes |



**King Pharmaceuticals, Inc.**
501 Fifth Street
Bristol, TN 37620

Wm. L. Phillips III
Assistant General Counsel
Assistant Secretary

February 10, 2010

***BY ELECTRONIC MAIL***

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

**Re: King Pharmaceuticals, Inc. — Supplemental Submission Regarding Shareholder Proposal Submitted by Kenneth Steiner (with John Chevedden Acting as Proxy)**

Ladies and Gentlemen:

We reference the January 22, 2010 letter (the "Request Letter") submitted to the staff of the Division of Corporation Finance (the "Staff") by King Pharmaceuticals, Inc. (the "Company") requesting confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission if the Company excludes from its proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Annual Meeting") a shareholder proposal (the "Proposal") received by the Company on December 21, 2009, submitted by Kenneth Steiner and naming John Chevedden as his proxy in reliance on Rule 14a-8. This letter responds to Mr. Chevedden's February 3, 2010 letter, which was submitted to the Staff in response to the Request Letter.

Mr. Chevedden has failed to rebut either of the bases for exclusion under Rule 14a-8 advanced by the Company in the Request Letter. In stating that the shareholder proposal at issue in *Time Warner Inc.* (February 16, 2009) ("Time Warner") was not "blocked in the no action process," Mr. Chevedden fails to recognize that (i) because Tennessee law and the Company's charter currently provide holders of 10% of the Company's common stock the right to call special meetings (which right is the basis for the Proposal), the Company's factual circumstance is substantially different than that in Time Warner, and (ii) the Company's arguments under Rule 14a-8(i)(3) focus on different language in the Proposal than did the arguments advanced in Time Warner. As such, the Company reaffirms its belief that the Proposal may be excluded from its proxy materials for the 2010 Annual Meeting for the reasons set forth in the Request Letter.

We continue to believe the Proposal may be excluded under Rule 14a-8(i)(10) for the reasons set forth in the Request Letter, as supported by the opinion of Bass, Berry & Sims PLC, Tennessee counsel for the Company, a copy of which accompanied the Request Letter (the "Tennessee Law Opinion"). As discussed in the Request Letter and the Tennessee Law Opinion, holders of 10% of the votes entitled to be cast on any issue proposed to be considered at a special meeting have the right, as a matter of law, to cause the Company to hold a special meeting of shareholders. The Company continues to believe, therefore, that the Proposal has been substantially implemented.

The arguments advanced on behalf of Time Warner Inc. ("TWI") under Rule 14a-8(i)(10) in Time Warner are distinguishable from those advanced by the Company. In Time Warner, TWI argued that the proposal at issue, which was nearly identical to the Proposal, was substantially implemented by a by-law provision that granted the right to call a special meeting to stockholders representing at least 25% of the outstanding shares of all classes and series of stock entitled to vote in the election of directors, a threshold 150% higher than that requested in the proposal. In contrast, as discussed in the Request Letter, and as supported by the Tennessee Law Opinion, because the Company's charter does not contain either language "opting out" of Section 48-17-102(a)(2) of the Act or any different standard or manner for shareholders to call special meetings than is set forth in that section, under Tennessee law, the Company must hold a special meeting of shareholders upon the request of holders of 10% of the votes entitled to be cast on any issue proposed to be considered at the special meeting, *the same threshold requested in the Proposal.*

We also continue to believe, as discussed in the Request Letter, that the Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is subject to multiple conflicting interpretations, and is therefore vague and misleading. Mr. Chevedden has not offered any explanation or clarity regarding the potential differing interpretations discussed in the Request Letter. Further, the mere fact that Time Warner was not "blocked in the no action process" does not further Mr. Chevedden's request that the Staff refrain from granting the no-action relief requested in the Request Letter. TWI argued that the first and second sentence of the proposal at issue were internally inconsistent and therefore vague and misleading. Time Warner (arguing that "the by-law or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal and, accordingly, neither [TWI] nor its stockholders can know what is required").[1] As discussed in greater detail in the Request Letter, the Company believes that the phrase "will not have any exception or exclusion conditions", in and of itself, is subject to differing interpretations and therefore vague and misleading.[2] Given the vague and misleading nature of the Proposal, the Company believes

---

[1] The full text of the proposal at issue in Time Warner follows.

"RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

[2] For reference, the full text of the Proposal follows.

"RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small it likely that any action taken by the Company to implement the Proposal would differ significantly from the action envisioned by the Company's shareholders in deciding whether to approve the Proposal.

For the reasons set forth herein and in the Request Letter, the Company continues to believe the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting and renews its request for confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission if the Company excludes the Proposal.

Thank you for you attention and interest in this matter. If you have any questions or desire additional information, please contact the undersigned at (423) 990-2523, or the Company's outside counsel, David B.H. Martin of Covington & Burling LLP, at (202) 662-5128.

Very truly yours,



William L. Phillips
Assistant General Counsel and
Assistant Secretary

cc: John Chevedden
Kenneth Steiner
David B.H. Martin, Covington & Burling LLP

---

shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

February 3, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Kenneth Steiner's Rule 14a-8 Proposal**
**King Pharmaceuticals, Inc. (KG)**
**Special Shareholder Meeting Topic**

Ladies and Gentlemen:

This further responds to the January 22, 2010 request to block this rule 14a-8 proposal.

The company cites the attached *International Business Machines Corporation* (January 26, 2009) but fails to note that the attached *Time Warner Inc.* (February 16, 2009) was not blocked in the no action process. The contrasting *IBM* and *Time Warner* text is highlighted. Plus the *Time Warner* text is similar to the text in this attached rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
William L. Phillips <William.Phillips@kingpharm.com>

January 26, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: International Business Machines Corporation
Incoming letter dated December 12, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of IBM's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings, and further provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board."

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Jay Knight
Attorney-Adviser

February 16, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Time Warner Inc.
Incoming letter dated December 29, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Time Warner's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Time Warner may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Time Warner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Time Warner may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Time Warner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Time Warner may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Time Warner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Time Warner may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Time Warner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael J. Reedich
Special Counsel

[KG: Rule 14a-8 Proposal, December 9, 2009]

**3** [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

We gave 74%-support to a 2009 shareholder proposal calling for our directors to obtain a majority-vote in order to be elected. I believe that shareholders like us, who gave more than 74%-support for our directors to obtain a majority-vote in order to be elected, will support a shareholder right to call a special meeting by a substantial majority vote.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

---

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

January 26, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Kenneth Steiner's Rule 14a-8 Proposal**
**King Pharmaceuticals, Inc. (KG)**
**Special Shareholder Meeting Topic**

Ladies and Gentlemen:

This responds to the January 22, 2010 no action request.

Attached are exhibit pages from The Corporate Library which question the company claim of already having a right for 10% of shareholders to call a special meeting.

A further response is under preparation.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
William L. Phillips <William.Phillips@kingpharm.com>



Board Analyst

# King Pharmaceuticals, Inc. (KG)

GOVERNANCE RATING INFORMATION

| TCL Rating | B | Governance Risk Assessment | Low | Last Data Update: 1/19/2010 | Update Reason: Strategic Announcement |
|---|---|---|---|---|---|
| | | | | Last Rating Change: 7/1/2003 | Previous Rating: Not Rated |
| | | | | Comments Submitted by Company? No | |

Board: LOW CONCERN

- The King Pharmaceuticals, board exceeds our current tests for board effectiveness in the area of board composition.

Compensation: LOW CONCERN

Takeover Defenses: LOW CONCERN

Accounting: LOW CONCERN

**Analyst Comments:**

King Pharmaceuticals, Inc. has filed its proxy and annual reports for the fiscal year ended in December of 2008. Based on the company's current governance profile, The Corporate Library is affirming the company's B rating. We have low concerns in the areas of board composition, executive compensation, takeover defenses, and financial compliance. As a significant instance of positive governance decision-making, in July of 2008, King Pharmaceuticals, Inc.'s poison pill, originally dated July 3, 1998, expired in accordance with its terms. This eliminates a plan which was in existence to massively dilute a potential bidder's holdings, making it prohibitively expensive for the bidder to complete an acquisition.

However, there are elements of the company's CEO compensation practices that we do take issue with. CEO Brian A. Markison's $125,300 in "all other compensation," he received $6,533 in tax gross-ups. We believe that the CEO's approximately $980,820 in base salary provides Mr. Markison with ample ability to pay his own taxes. Additionally, pursuant to the company's change in control agreements, Mr. Markison would receive $17,719,226 (which is 8.5X his total annual compensation for 2008) in severance payments and benefits if his employment was terminated following, or in connection with, a change in control. This is not in the interests of shareholders as it presents a conflict of interest by providing a strong financial incentive for Mr. Markison to pursue such an arrangement. These are not practices which foster a connection between the interests of executives and company shareholders. ( 5/19/2009 )

## GOVERNANCE PRACTICES HIGHLIGHTS

|  |  |
|---|---|
| Does the board have an outside majority? | Yes |
| Is the CEO the only executive member of the board? | Yes |
| Is the board elected in staggered classes? | Yes |
| Does the company have multiple classes of voting stock? | No |
| How many directors are on this board? | 8 |
| Can shareholders cumulate their votes when electing directors? | No |
| What percent of directors sit on more than 4 rated company boards? | 0% |
| How many directorships does the CEO hold, including this one? | 2 |
| Is the Chairman an independent, outside director? | No |
| Has the company named an individual as Lead Director? | Yes |
| Is a formal governance policy available on the company's website? | Yes |
| What percent of directors failed basic attendance standards? | 0% |
| What percent of directors received 10% or more withhold votes? | 25% |
| What is the company's director election requirement? | Plurality |
| Is one non-executive meeting held for every regular board meeting? | No |
| What % of directors with over 2 years tenure beneficially own shares? | 100% |
| Does the company have formal director equity holding requirements? | No |
| Is the Nominating Committee independent (no inside members)? | Yes |
| Is the Compensation Committee independent (no inside members)? | Yes |
| Is the Audit Committee independent (no inside members)? | Yes |
| Has an Audit Committee member been designated 'financial expert'? | Yes |
| What percent of the total fees paid to the auditor were audit-related? | 67% |
| Can shareholders fill board vacancies? | Yes |
| Are there any supermajority vote requirements to amend the charter? | Yes |
| Are there any supermajority vote requirements to amend the bylaws? | Yes |
| What voting percent is required to approve a merger? | 51% |
| What voting percent is required to act by written consent? | 100% |
| What voting percent is required to call a special meeting? | 0% |
| Is the special meeting rule more or less restrictive than state law? | More Restrictive |
| Is the written consent rule more or less restrictive than state law? | Same |
| Is the company subject to a non-shareholder constituency provision? | No |
| Does the company have an active poison pill? | No |
| Is the company subject to a control share acquisition provision? | No |
| Is the company subject to a fair price provision? | No |
| Is the company subject to a business combination provision? | Yes |
| Is the current option granting run rate less than 2%? | 0.87% |
| What was the CEO's last reported base salary? | $980,820 |
| What was the CEO's last reported annual bonus? (Former US/Other) | |
| What was the CEO's last reported total cash incentive? (US Current) | $980,820 |

## TAKEOVER DEFENSES

| Board Accountability | |
|---|---|
| Has Effective Classified (Staggered) Board? | No |
| Has Classified (Staggered) Board? | Yes |
| Multiple Classes of Voting Stock? | No |
| Multiple Class Stock Notes: | No known concerns |
| Director Removal Only for Cause? | No |
| Vote Required to Remove For Cause: | 51% |
| Vote Required to Remove Without Cause: | 51% |
| Can Shareholders Fill Board Vacancies? | Yes |
| **Shareholder Voting and Action Rights** | |
| Cumulative Voting? | No |
| Vote Required to Call Special Meeting: | 0% |
| Is Special Meeting Rule More or Less Restrictive Than State Law? | More Restrictive |
| Vote Required to Act by Written Consent Percent: | 100% |
| Is Written Consent Rule More or Less Restrictive Than State Law? | Same |
| Vote Required for Merger or Other Transaction: | 51% |
| Vote Required to Amend the Charter: | 51% |
| Charter Amendment Notes: | Approval of 80% of shares is required to amend Section 6 (Directors) and Section 10 (Amendment) of the charter. |
| Vote Required to Amend the Bylaws: | 51% |
| Bylaws Amendment Notes: | Approval of 80% of shares is required to amend Article I(Meetings) Sections 2 (Special Meeting) and 6 (Board Committees); and Article II (Directors) Section 3 (Duties) of the bylaws. |
| **Poison Pill** | |
| Has Poison Pill? | No |
| Poison Pill Notes: | na |
| **Other Defenses** | |
| Business Combination Provision? | Yes |
| Fair Price Provision? | No |
| Control Share Acquisition Provision? | No |
| Stakeholder Constituency Provision? | No |
| Advance Notice Requirement? | Yes |


King Pharmaceuticals

King Pharmaceuticals,® Inc.
501 Fifth Street
Bristol, Tennessee 37620

**Wm. L. Phillips III**
Assistant General Counsel
Assistant Secretary
423-990-2523
Fax: 423-990-0544
will.phillips@kingpharm.com

January 22, 2010

***BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV***

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

**Re: King Pharmaceuticals, Inc. — Shareholder Proposal Submitted by Kenneth Steiner (with John Chevedden Acting as Proxy)**

Ladies and Gentlemen:

This letter is to notify the Securities and Exchange Commission (the "Commission"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that King Pharmaceuticals, Inc., a Tennessee corporation (the "Company"), intends to exclude from its proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Annual Meeting") a shareholder proposal received by the Company on December 21, 2009, submitted by Kenneth Steiner (the "Proponent") and naming John Chevedden as his proxy. For the reasons set forth below, the Company intends to exclude the Proposal from its proxy materials in reliance on Exchange Act Rules 14a-8(i)(10) and (i)(3). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if the Company excludes the Proposal from its proxy materials for the 2010 Annual Meeting in reliance on Rule 14a-8.

A copy of the Proposal, the Proponent's supporting statement and the related correspondence received from the Proponent and his proxy are attached to this letter as Exhibit A.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov no later than 80 calendar days prior to the date on which the Company will submit its definitive proxy materials for the 2010 Annual Meeting to the Commission. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are being sent to the Proponent. As a courtesy, a copy of this letter and its attachments are being sent to Mr. Chevedden.

**THE PROPOSAL**

The Proposal requests that the Company's shareholders approve the following resolution:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

**GROUNDS FOR EXCLUSION**

The Company believes the Proposal may properly be excluded from its proxy materials for the 2010 Annual Meeting pursuant to:

- Rule 14a-8(i)(10) because the Company already has substantially implemented the Proposal; and

- Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

**DISCUSSION**

*Rule 14a-8(i)(10) – The Proposal has been substantially implemented by the Company because the Company has not "opted out" of Section 48-17-102(a)(2) of the Tennessee Business Corporation Act*

***Rule 14a-8(i)(10) background***

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. A company need not have fully effected a proposal in order for Rule 14a-8(i)(10) to serve as a basis for exclusion; rather, the company must have "substantially implemented" the proposal. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 34-20091 (August 16, 1983).

Commission statements and Staff precedent under Rule 14a-8(i)(10) confirm that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, in adopting the predecessor to Rule 14a-8(i)(10), the Commission specifically determined not to require that the substance of a proposal be implemented by management action to support exclusion, acknowledging that "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." *Adoption of Amendments Relating to Proposals by Security Holders*, Exchange Act Release No. 34-12999 (November 22, 1976) (the "1976 Release"). Further, the Staff consistently has concurred in the exclusion of proposals under Rule 14a-8(i)(10) where companies' compliance with legal or regulatory requirements, rather than specific management or board action, addressed the concerns underlying the proposals. *See, e.g.*, Johnson & Johnson (Feb. 17, 2006) (permitting the exclusion of a proposal that required the company to verify employment eligibility of current and future employees and to terminate any employee not authorized to work in the United States on the basis that the company already was required to take such actions under federal law); AMR Corp. (April 17, 2000) (permitting the exclusion of a proposal recommending that the company's audit, nominating and compensation committees consist entirely of independent directors on the basis that the company was subject to the independence standards set forth in New York Stock Exchange ("NYSE") listing standards, Section 162(m) of the Internal Revenue Code and Exchange Act Rule 16b-3 for directors serving on such committees); *and* Eastman Kodak Co. (Feb. 1, 1991) (permitting the exclusion of a proposal recommending that the company's board of directors adopt a policy of publishing in the company's annual report the costs of all fines paid by the company for violations of environmental laws based on a representation by the company that it complied with Item 103 of Regulation S-K, which requires similar (albeit not identical) disclosure). Accordingly, Rule 14a-8(i)(10) permits the exclusion of a proposal when a company has implemented the essential objective of the proposal, even where there the company's actions do not exactly correspond to the actions sought by the proposal.

### *Analysis of the Company's substantial implementation of the Proposal*

The Proposal seeks to permit holders of 10% of the Company's outstanding common stock to call special meetings of shareholders. The Company has substantially implemented the Proposal because under Tennessee law the Company must hold a special meeting of shareholders upon the request of holders of at least 10% of the votes entitled to be cast on any issue proposed to be considered at the special meeting. This view of the Company's obligations under Tennessee law is supported by an opinion of Bass, Berry & Sims PLC, Tennessee counsel for the Company, a copy of which is attached hereto as Exhibit B (the "Tennessee Law Opinion").

As further discussed in the Tennessee Law Opinion, the Company is subject to Section 48-17-102(a)(2) of the Tennessee Business Corporation Act (the "Act"), which provides that:

> A corporation shall hold a special meeting of shareholders . . . *[u]nless the charter otherwise provides*, if the holders of at least ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the corporation's secretary one (1) or

> more written demands for the meeting describing the purpose or purposes for which it is to be held. (emphasis added)

The Company's charter contains neither language "opting out" of the Section 48-17-102(a)(2) of the Act nor any different standard or manner for shareholders to call special meetings. As such, the Company must comply with the plain language of Section 48-17-102(a)(2). The Company's existing compliance with this section of the Act meets the two essential objectives of the Proposal: (1) providing Company shareholders with the ability to call a special meeting and (2) establishing a minimal 10% ownership requirement on Company shareholders or groups of shareholders before they are able to call a special meeting. By virtue of incorporating in Tennessee and not opting out of Section 48-17-102(a)(2) of the Act, the Company has substantially implemented the Proposal.

The Tennessee Law Opinion, prior informal positions of the Staff and, as discussed above, the Commission's statements in the 1976 Release, all support the view that the Company has substantially implemented the Proposal by not including in its charter language that would opt out of Section 48-17-102(a)(2) of the Act. The Company's situation is similar to those addressed in *Johnson & Johnson* and *Eastman Kodak Co.*, discussed above, in *Honeywell International Inc.* (Feb. 21, 2007) ("Honeywell") and in *Intel Corp.* (Feb. 14, 2005) ("Intel").

In *Honeywell*, the Staff concurred with Honeywell's determination that it could exclude from its proxy materials a proposal requesting that Honeywell's board of directors adopt a policy requiring proxy disclosure of the material terms of all relationships between (i) each director nominee deemed to be independent within NYSE listing standards and (ii) Honeywell or any of its executive officers that were considered by Honeywell's board of directors in determining whether the nominee was independent. Honeywell made this determination on the basis that it had substantially implemented the proposal because it was required to comply with the Commission's then-newly adopted amendments to Item 404 and new Item 407 of Regulation S-K and NYSE Section 303A.02 (which required NYSE-listed companies to disclose in their proxy statements the basis for director independence determinations), which collectively required substantially similar disclosure to that requested in the proposal.

In *Intel*, the Staff concurred with Intel's determination that the company could exclude from its proxy materials a proposal requesting that Intel establish a policy of expensing all future stock options granted by the company on the basis that Intel had substantially implemented the proposal through its adoption of Financial Accounting Standards Board Statement No. 123 (revised 2004), *Share-Based Payment* ("FAS 123(R)"). Intel argued that the proposal had been substantially implemented because FAS 123(R) requires, among other things, that public companies recognize share-based payments, including stock options, as expense in their financial statements. Although the proponent asserted in correspondence with the Staff that adoption of an accounting standard was different than management's adoption of a policy as requested under the proposal, the Staff concurred with Intel's determination that its adoption of FAS 123(R) had substantially implemented the proposal. *See also* Honeywell International Inc. (Feb. 14, 2005) (same) *and* Verizon Communications Inc. (Feb. 21, 2007) (same).

That the Proposal requests the power to call special meetings be vested in holders of 10% of the Company's "outstanding common stock" and the Act vests such power in holders of at least 10% of "all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting" is immaterial in determining whether the Company has substantially implemented the Proposal. The Staff consistently has agreed that a company need not have implemented each and every aspect of a proposal for that proposal to be "substantially implemented"; rather, the Staff has granted no-action relief if a company has implemented the essential objectives of the proposal. *See, e.g.*, General Dynamics Corporation (Feb. 6, 2009) (permitting the exclusion of a proposal that requested the company's board of directors take all steps necessary to amend the company's bylaws and other governing documents to permit holders of 10% of the company's common stock to call a special meeting because the company approved a bylaw amendment allowing a single shareholder holding 10% or a group of stockholders holding at least 25% of the combined voting power of the company to call a special meeting); Honeywell *and* Eastman Kodak Co. As discussed above, the Company has implemented the essential objectives of the Proposal because holders of at least 10% of the Company's voting shares have the power to call special meetings.[1]

For the reasons set forth above, the Company has substantially implemented the Proposal and, therefore, the Proposal may be excluded from the Company's 2010 proxy materials in reliance on Rule 14a-8(i)(10).

## *Rule 14a-8(i)(3) – The Proposal is vague and indefinite and, consequently, materially false and misleading*

### ***Rule 14a-8(i)(3) background***

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy materials. The Staff has stated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." U.S. Securities and Exchange Commission, Division of Corporation Finance, *Staff Legal Bulletin No. 14B, Shareholder Proposals* (Sept. 15, 2004).

The Staff routinely has permitted exclusion of a proposal in its entirety where the actions taken by the company to implement the proposal could differ significantly from the actions envisioned by the shareholders voting on the proposal. *See, e.g.*, Berkshire Hathaway Inc. (Mar.

[1] The Company does not have any outstanding voting securities other than common stock and, therefore, there is not any substantive difference between the class of securityholders that would be entitled to call a special meeting if the Proposal were adopted and the class that currently may call a special meeting.

2, 2007) (permitting the exclusion of a proposal seeking to restrict the company from investing in securities of any foreign corporation engaging in activities prohibited by an Executive Order on the basis that the proposal was vague and indefinite because it was unclear exactly what investments would be prohibited); *and* NYNEX Corp. (Jan. 12, 1990) (permitting the exclusion of a proposal relating to noninterference with the government policies of certain foreign nations on the basis that the proposal was "so inherently vague and indefinite" that any action by the company "could be significantly different from the action envisioned by shareholders voting on the proposal"). In fact, the Staff concurred with a determination by International Business Machines to exclude in its entirety from its 2009 proxy materials a proposal that was nearly identical to the Proposal (and as for which Mr. Chevedden also was acting as proxy) on the basis that the proposal was vague and indefinite. International Business Machines Corporation (Jan. 26, 2009) ("IBM"). The Staff also concurred with a determination by Time Warner Inc. to exclude in its entirety from its 2008 proxy materials a slightly different variation of the Proposal that sought "no restriction" on the right of a shareholder to call a special meeting "compared to the standard allowed by applicable law" on the basis that the proposal was vague and misleading because the company could not infer whether the proposal was intended to eliminate restrictions on (i) required minimum stock holdings for a stockholder to call a special meeting, (ii) subjects to be brought before a special meeting or (iii) the frequency with which special meetings may be called. Time Warner Inc. (Jan. 31, 2008) ("Time Warner"). *See also* Raytheon Company (Mar. 28, 2008); Office Depot, Inc. (Feb. 25, 2008); Schering-Plough Corporation (Feb. 22, 2008); Mattel, Inc. (Feb. 22, 2008); *and* Bristol-Myers Squibb Company (Jan. 30, 2008).

### *Analysis of the Proposal*

The Proposal, while seemingly simple on first glance, is subject to multiple conflicting interpretations upon closer review. Specifically, the Proposal states that the bylaw or charter provision implementing the Proposal "will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." As was the case in *IBM* and *Time Warner*, the intent of the phrase "exception or exclusion conditions" is not at all clear from the face of the Proposal (or from the Proponent's supporting statement). This phrase could be interpreted to mean that (i) the requested bylaw or charter amendment not limit the subject matter of proposals that a shareholder may seek to bring before a special meeting if management and/or directors are not similarly limited; (ii) shareholders may not be subject to procedural restrictions on the calling or conduct of a special meeting (*e.g.*, minimum notice to the Company, disclosure of information about the proposal or the proponent, attendance at the meeting, or limitations on the time permitted for presenting the shareholder's business) if those restrictions are not also applicable to management or the board of directors; or (iii) the restriction on calling a special meeting of shareholders contained in the Proposal itself – ownership of 10% of the Company's outstanding common stock – be applied to management and the board of directors.

As these differing interpretations make clear, the Proponent's word choice obfuscates the true intent of the Proposal. The vague and misleading nature of the Proposal makes it likely that any action taken by the Company to implement the Proposal would differ significantly from the action envisioned by the Company's shareholders in deciding whether to approve the Proposal. As discussed above, where actions taken by a company to implement a proposal could differ significantly from the actions envisioned by shareholders voting on the proposal, the proposal is false and misleading and may be excluded under Rule 14a-8(i)(3). *See, e.g.*, IBM and Time Warner. For these reasons, the Proposal is vague and indefinite, and, therefore, materially false and misleading in violation of Rule 14a-9. As such, the entire Proposal properly should be excluded under Rule 14a-8(i)(3).

**CONCLUSION**

For the reasons set forth above, the Company believes it may exclude the Proposal from its 2010 proxy materials pursuant to Rules 14a-8(i)(10) and (i)(3). By this letter, we request confirmation that the Staff will not recommend enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions regarding this request or desire additional information, please contact the undersigned at (423) 990-2523, or the Company's outside counsel, David B.H. Martin of Covington & Burling LLP, at (202) 662-5128.

Very truly yours,



**William L. Phillips III**
Vice President, Assistant General Counsel and Assistant Secretary

cc: John Chevedden (via email to *** FISMA & OMB Memorandum M-07-16 ***
Kenneth Steiner (via overnight courier)
David B.H. Martin, Covington & Burling LLP (via email to dmartin@cov.com)

Enclosures as indicated

**Exhibit A**

**The Proposal and Correspondence**

[See attached]

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1995

Mr. Brian A. Markison
Chairman of the Board
King Pharmaceuticals, Inc. (KG)
501 5th St
Bristol TN 37620

Dear Mr. Markison,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ) at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10-20-09
Date

cc: James W. Elrod
Corporate Secretary
Phone: 423 989-8000
Jack Howarth, 908-429-8350
Vice President, Investor Relations
Fax: 423-274-8677

[KG: Rule 14a-8 Proposal, December 9, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

We gave 74%-support to a 2009 shareholder proposal calling for our directors to obtain a majority-vote in order to be elected. I believe that shareholders like us, who gave more than 74%-support for our directors to obtain a majority-vote in order to be elected, will support a shareholder right to call a special meeting by a substantial majority vote.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

---

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Wm. L. Phillips III
Assistant General Counsel
Assistant Secretary



King Pharmaceuticals

King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620
423.990.2523
fax 423.990.0544
www.kingpharm.com
NYSE:KG

December 22, 2009

VIA OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Kenneth Steiner Proposal

Dear Mr. Chevedden:

On December 21, 2009, we received a letter from Kenneth Steiner via facsimile, dated October 20, 2009, requesting that King Pharmaceuticals, Inc. (the "Company") include Mr. Steiner's shareholder proposal (the "Proposal") in the Company's proxy materials for its 2010 annual meeting of shareholders (the "Annual Meeting"). The Proposal appears to contain certain procedural deficiencies under Securities and Exchange Commission ("SEC") Rule 14a-8, a copy of which is attached to this letter. The purpose of this letter is to bring these deficiencies to your attention and to provide Mr. Steiner with an opportunity to correct them. The failure to correct these deficiencies within 14 days following your receipt of this letter will provide the Company with a basis to exclude the Proposal from its proxy materials for the Annual Meeting.

Rule 14a-8(b) (Question 2 of Rule 14a-8) provides that a shareholder proponent must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's common shares entitled to vote on the proposal at the meeting for at least one year as of the date the proponent submitted the proposal. The Company's share register does not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, the Company has not received proof that Mr. Steiner has otherwise satisfied Rule 14a-8's ownership requirements as of the date that his proposal was submitted to the Company.

To remedy this deficiency, Mr. Steiner must submit proof of his ownership of the minimum amount of Company shares required by Rule 14a-8(b) as of the date that he submitted the Proposal. As explained in Rule 14a-8(b), proof may be in the form of:

- a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time Mr. Steiner submitted the Proposal, he continuously held the shares for at least one year. An account statement from his broker or bank will not satisfy this requirement.

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, then (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level, and (ii) a written statement that he has continuously held the required number of shares for the one-year period as of the date of the statement.

Rule 14a-8 requires that Mr. Steiner correct the deficiencies noted above in order to have the Proposal included in the Company's proxy materials for the Annual Meeting. The response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please send any correspondence to William L. Phillips III, Assistant Secretary, King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, TN 37620; facsimile 423-990-0544.

If Mr. Steiner adequately remedies the deficiencies described in this notice within the required time frame, the Company will then address the substance of the proposal. The Company reserves the right to raise any substantive objections it has to the Proposal at a later date and to seek relief from the SEC as appropriate.

Sincerely,



William L. Phillips III
*Assistant Secretary*

**Phillips, William**

**From:** *** FISMA & OMB Memorandum M-07-16 ***

**Sent:** Wednesday, January 06, 2010 9:57 AM

**To:** Phillips, William

**Subject:** Rule 14a-8 Broker Letter-(KG)

**Attachments:** CCE00000.pdf

Mr. Phillips,
Thank you for the rule 14a-8 proposal acknowledgement. Please see the attached broker letter. Please advise on January 7, 2010 whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden



DISCOUNT BROKERS

Date: 6 Jan 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2000 shares of King Pharmaceuticals Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/28/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

| Post-it® Fax Note 7671 | Date 1-6-10 | # of pages ▶ |
|---|---|---|
| To William Phillip | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 423-990-0544 | Fax # | |

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323



DISCOUNT BROKERS

Date: 6 Jan 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account no. *** FISMA & OMB Memorandum M-07-16 *** with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2000 shares of King Pharmaceuticals Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/28/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

| Post-it® Fax Note 7671 | Date 1-6-10 | # of pages ▶ |
|---|---|---|
| To William Phillip | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 423-990-0544 | Fax # | |

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Wm. L. Phillips III
Assistant General Counsel
Assistant Secretary

King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620
423.990.2523
fax 423.990.0544
www.kingpharm.com
NYSE:KG


King Pharmaceuticals

January 15, 2010

VIA OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Kenneth Steiner proposal re shareholders' right to call special meetings

Dear Mr. Chevedden:

We reference the shareholder proposal you submitted to King Pharmaceuticals, Inc. (the "Company"), as proxy for Kenneth Steiner, which the Company received on December 21, 2009 (the "Proposal").

The Proposal requests that the Company's shareholders approve the following resolution at the Company's 2010 annual meeting of shareholders:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

As you are no doubt aware, the Company is a Tennessee corporation and is therefore subject to the Tennessee Business Corporation Act (the "Act"). Section 48-17-102(a)(2) of the Act (a copy of which is attached to this letter for your reference), provides that:

> A corporation shall hold a special meeting of shareholders . . . *[u]nless the charter otherwise provides*, if the holders of at least ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the corporation's secretary one (1) or more written demands for the meeting describing the purpose or purposes for which it is to be held. (emphasis added)

The Company's charter (a copy of which is attached to this letter for your reference), does not contain any language "opting out" of the Section 48-17-102(a)(2) of the Act or any standard or manner for shareholders to call special meetings that is different than what is provided under that section of the Act. Therefore, in accordance with Section 48-17-102(a)(2) of the Act, holders of 10% or more of the Company's common stock (whether individually or in a group) already have the power to call special meetings.

Because the Company already has implemented the Proposal, we respectfully request that you formally withdraw the Proposal. Please have Mr. Steiner acknowledge the withdrawal in writing so that we may be certain he agrees with this decision. Please provide such formal withdrawal and acknowledgment, or notice of your determination not to withdraw the Proposal, by no later than 2:00 p.m., Pacific time, on Friday, January 22, 2010. Please send your response to William L. Phillips III, Assistant Secretary, King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, TN 37620; facsimile 423-990-0544.

If the Proposal is not withdrawn by the date and time indicated above, the Company reserves all rights with respect to the Proposal, including to seek relief from the Securities and Exchange Commission as appropriate.

Sincerely,



William L. Phillips III
*Assistant Secretary*

**48-17-102. Special meeting.** —

(a) A corporation shall hold a special meeting of shareholders:

(1) On call of its board of directors or the person or persons authorized to do so by the charter or bylaws; or

(2) Unless the charter otherwise provides, if the holders of at least ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the corporation's secretary one (1) or more written demands for the meeting describing the purpose or purposes for which it is to be held.

(b) If not otherwise fixed under § 48-17-103 or § 48-17-107, the record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs the demand.

(c) Special shareholders' meetings may be held in or out of this state at the place stated in or fixed in accordance with the bylaws. If no place is stated or fixed in accordance with the bylaws, special meetings shall be held at the corporation's principal office.

(d) Only business within the purpose or purposes described in the meeting notice required by § 48-17-105(c) may be conducted at a special shareholders' meeting.

[Acts 1986, ch. 887, § 7.02; 1989, ch. 451, § 10.]

EXHIBIT 3.1

## THIRD AMENDED AND RESTATED CHARTER OF KING PHARMACEUTICALS, INC.

Pursuant to the provisions of Section 48-20-107 of the Tennessee Business Corporation Act, Tennessee Code Annotated, the undersigned Corporation hereby adopts the following Third Amended and Restated Charter:

1. Name. The name of the Corporation is King Pharmaceuticals, Inc.

2. Authorized Shares.

(a) The total number of shares of common stock that the Corporation shall have authority to issue is 600,000,000, no par value (the "Common Stock"). The total number of shares of preferred stock that the Corporation shall have authority to issue is 15,000,000, no par value per share (the "Preferred Stock").

(b) The Common Stock shall rank junior to the Preferred Stock in right of payment of dividends and upon liquidation and is subject to all the powers, rights, privileges, preferences and priorities of the Preferred Stock as provided herein or in any resolution or resolutions adopted by the Board of Directors pursuant to authority expressly vested in it by the provisions of subparagraph (c) of this Paragraph 2.

(c) Authority is hereby expressly vested in the Board of Directors of the Corporation, subject to the provisions of this Paragraph 2 and to the limitations prescribed by law, to authorize the issuance from time to time of one or more series of Preferred Stock. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination or fixing of the following by resolution or resolutions adopted by the affirmative vote of a majority of the total number of the directors then in office:

(i) The designation of such series;

(ii) The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of the Corporation's capital stock, and whether such dividends shall be cumulative or noncumulative;

(iii) Whether the shares of such series shall be subject to redemption for cash, property or rights, including securities of any other corporation, by the Corporation, or upon the happening of a specified event, and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemptions;

(iv) The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(v) Whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or the Corporation or upon the happening of a specified event, shares of any other class or classes or of any other series of the same or any other class or classes of the Corporation's capital stock, and, if provision be made for conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges;

(vi) The restrictions, if any, on the issue or reissue of any additional series of Preferred Stock;

(vii) The rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(viii) The provisions as to voting, optional and/or other special rights and preferences, if any, including, without limitation, the right to elect one or more directors.

3. Registered Office. The address of the Corporation's registered office in the State of Tennessee shall be 501 Fifth Street, Bristol, Tennessee 37620, Sullivan County.

4. Registered Agent. The name of the registered agent at that office is William L. Phillips III.

5. Principal Office. The address of the principal office of the Corporation is 501 Fifth Street, Bristol, Tennessee 37620, Sullivan County.

6. Board of Directors. The number of directors shall be as specified in the Amended and Restated Bylaws of the Corporation. Prior to the annual meeting of shareholders in 2008, the directors of the Corporation shall be divided into three classes: Class I, Class II and Class III. Each director elected prior to the annual meeting of shareholders in 2008, or appointed to replace a director so elected, shall serve for the full term to which such director was elected. Following the expiration of the term of the Class I directors in 2008, the Class II directors in 2009 and the Class III directors in 2010, the directors in each such class shall be elected for a term expiring at the next annual meeting of shareholders and until their successors are elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office with or without cause. Commencing with the annual meeting of shareholders in 2010, the classification of the Board of Directors shall be eliminated, and all directors shall be elected at each annual meeting of shareholders for terms expiring at the next annual meeting of shareholders. Each director shall hold office for the term for which the director is elected or appointed and until the director's successor shall be elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office with or without cause. In no case shall a decrease in the number of directors shorten the term of any incumbent director.

7. For Profit: Duration. The Corporation is for profit and its duration shall be perpetual.

8. Director Liability. No director of the Corporation shall have or owe any personal liability to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, that such provision shall not eliminate or limit the liability of a director:

(a) For any breach of the director's duty of loyalty to the Corporation or its shareholders;

(b) For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

(c) Under Tennessee Code Annotated §48-18-304, as such provision may be amended from time to time.

9. Indemnification. Each director, officer and employee of the Corporation shall be entitled to all indemnification rights and protections now or hereafter available under applicable Tennessee law.

10. Section 6 and this Section 10 of this Third Amended and Restated Charter and Sections 2 and 6 of Article I and Section 3 of Article II of the Amended and Restated Bylaws of the Corporation shall not be altered, amended or repealed by, and no provision inconsistent therewith shall be adopted by, the shareholders without the affirmative vote of the holders of at least eighty percent (80%) of the Common Stock, voting together as a single class.

11. These amendments shall be effective as of the filing of this Third Amended and Restated Charter.

12. This restatement contains amendments requiring shareholder approval and these amendments were duly adopted by the shareholders at a meeting duly called on the 16th day of May, 2007.

The undersigned submits this Third Amended and Restated Charter of King Pharmaceuticals, Inc., to the State of Tennessee with the right, powers and privileges herein declared.

Date: May 16, 2007

KING PHARMACEUTICALS, INC.

By: /s/ James W. Elrod
**James W. Elrod**
*General Counsel and Secretary*

## Phillips, William

**From:** *** FISMA & OMB Memorandum M-07-16 ***
**Sent:**
**To:** Phillips, William
**Subject:** (KG) Special Meeting

**Attachments:** CCE00011.pdf



CCE00011.pdf (370 KB)

Mr. Phillips, The attached is a concern.
Sincerely,
John Chevedden

SECOND AMENDED AND RESTATED BYLAWS
OF
KING PHARMACEUTICALS, INC.

## ARTICLE I
## MEETING OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders shall be held at such time and place, either within or outside the State of Tennessee, as may be designated from time to time by the Board of Directors.

Section 2. Special Meeting. Special meetings of the shareholders may be called by the Chairman of the Board and Chief Executive Officer, the President or a majority of the Board of Directors. The place of said meeting shall be designated by the directors.

Section 3. Notice of Shareholder Meetings. Written notice stating the date, time, and place of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered either personally, or by mail, by or at the direction of Chairman of the Board and Chief Executive Officer, the President, Secretary, officer, or person calling the meeting to each shareholder entitled to vote at the meeting. Such notice shall be delivered not less than ten (10) days nor more than two (2) months before the date of the meeting, and shall be deemed to be delivered when deposited in the United States mail postpaid and correctly addressed (if mailed), or upon actual receipt (if hand delivered). The person giving such notice shall certify that the notice required by this paragraph has been given.

Section 4. Quorum Requirements. A majority of the shares entitled to vote shall constitute a quorum for the transaction of business. Once a share is represented for any purpose at a meeting, it shall be deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

Section 5. Voting and Proxies. If a quorum exists, action on a matter (other than the election of directors) shall be approved if the votes favoring the action exceed the votes opposing the action. A shareholder may vote his or her shares either in person or by written proxy, which proxy is effective when received by the Secretary or other person authorized to tabulate votes. No proxy shall be valid after the expiration of eleven (11) months from the date of its execution unless otherwise provided in the proxy.

Section 6. Business Brought Before a Meeting. At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) brought before the meeting by or at the direction of a majority of the total number of directors which the Corporation would have if there were no vacancies, or (c) otherwise properly requested to be brought before the meeting by a shareholder of record of the Corporation who was a shareholder of record at the time of the giving of the notice by such shareholder as provided for in Article I, Section 3, who is entitled to vote at the meeting and who has complied with the notice procedures of Article I, Section 8. Article I, Section 6(c) shall be the exclusive means for a shareholder to propose any business to be brought before an annual meeting of shareholders (other than with respect to the nomination and election of directors, which is governed by Article II, Section 3).

Section 7. Determination of Propriety of Business. The presiding officer of an annual meeting shall, if he determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of this Article I, and if he should so determine, he shall so declare to the meeting any such business not properly brought before the meeting shall not be transacted, and such business shall be disregarded.

Section 8. Shareholder Proposals. Without qualification, for business (other than with respect to the nomination and election of directors, which is governed by Article II, Section 3) to be properly requested to be brought before any annual meeting by a shareholder, whether pursuant to the Corporation's notice of meeting or otherwise, the shareholder must have given timely notice thereof in writing in proper form to the Secretary and such business must be a proper matter for shareholder action under the Tennessee Business Corporation Act ("TBCA"). To be timely, a shareholder's notice must be delivered to, or mailed to and received by, the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the one-year anniversary of the date of the prior year's annual meeting of the shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, in order to be timely, a shareholder's notice must be delivered to, or mailed to and received by, the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting was made, whichever first occurs. In no event shall the public announcement of an adjournment or postponement of an annual meeting of shareholders, or such adjournment or postponement,

## Phillips, William

**From:** Phillips, William
**Sent:** Tuesday, January 19, 2010 2:08 PM
**To:** *** FISMA & OMB Memorandum M-07-16 ***
**Subject:** King Pharmaceuticals / Kenneth Steiner Proposal Withdrawal

**Attachments:** CCE00011.pdf



CCE00011.pdf (373 KB)

Mr. Chevedden,

It was good to speak with you last night, and I received your email this morning.

The provision of our bylaws that you cite (I've attached a copy of your markup) is permissive, not restrictive. That is, it permits certain executives and members of the Board to call a special meeting, but it does not restrict the ability of shareholders to call special meetings.

The shareholders' ability to call special meetings is determined (as noted in my letter to you of last week), by the Tennessee Business Corporation Act (TBCA) and by King's charter (not its bylaws). The TBCA provides that a special meeting may be called by "the holders of at least ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting..." unless "the CHARTER otherwise provides". TBCA 48-17-102(a)(2) (emphasis added).

Our charter does not provide otherwise, and so the ability of shareholders to call special meetings follows the statutory 10% rule noted in the prior paragraph.

Further, to be clear, because the statute provides that only the charter could alter the 10% rule provided by statute, bylaw provisions such as the one you cite cannot have the effect of altering the ability of shareholders to call a special meeting.

Mr. Steiner's proposal thus requests the adoption of a provision that already exists, and, therefore, we again respectfully request that his proposal be withdrawn, per the procedures noted in my letter of last week, by 2:00 p.m., Pacific time, on Friday, January 22, 2010.

If the proposal is not withdrawn by the date and time indicated above, the Company reserves all rights with respect to the Proposal, including to seek relief from the Securities and Exchange Commission as appropriate.

If you wish to discuss this item further, please contact me at 423-990-2523.

Thank you,
William L. Phillips III

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent:
To: Phillips, William
Subject: (KG) Special Meeting

Mr. Phillips, The attached is a concern.
Sincerely,
John Chevedden

SECOND AMENDED AND RESTATED BYLAWS
OF
KING PHARMACEUTICALS, INC.

## ARTICLE I
## MEETING OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders shall be held at such time and place, either within or outside the State of Tennessee, as may be designated from time to time by the Board of Directors.

Section 2. Special Meeting. Special meetings of the shareholders may be called by the Chairman of the Board and Chief Executive Officer, the President or a majority of the Board of Directors. The place of said meeting shall be designated by the directors.

Section 3. Notice of Shareholder Meetings. Written notice stating the date, time, and place of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered either personally, or by mail, by or at the direction of Chairman of the Board and Chief Executive Officer, the President, Secretary, officer, or person calling the meeting to each shareholder entitled to vote at the meeting. Such notice shall be delivered not less than ten (10) days nor more than two (2) months before the date of the meeting, and shall be deemed to be delivered when deposited in the United States mail postpaid and correctly addressed (if mailed), or upon actual receipt (if hand delivered). The person giving such notice shall certify that the notice required by this paragraph has been given.

Section 4. Quorum Requirements. A majority of the shares entitled to vote shall constitute a quorum for the transaction of business. Once a share is represented for any purpose at a meeting, it shall be deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

Section 5. Voting and Proxies. If a quorum exists, action on a matter (other than the election of directors) shall be approved if the votes favoring the action exceed the votes opposing the action. A shareholder may vote his or her shares either in person or by written proxy, which proxy is effective when received by the Secretary or other person authorized to tabulate votes. No proxy shall be valid after the expiration of eleven (11) months from the date of its execution unless otherwise provided in the proxy.

Section 6. Business Brought Before a Meeting. At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) brought before the meeting by or at the direction of a majority of the total number of directors which the Corporation would have if there were no vacancies, or (c) otherwise properly requested to be brought before the meeting by a shareholder of record of the Corporation who was a shareholder of record at the time of the giving of the notice by such shareholder as provided for in Article I, Section 3, who is entitled to vote at the meeting and who has complied with the notice procedures of Article I, Section 8. Article I, Section 6(c) shall be the exclusive means for a shareholder to propose any business to be brought before an annual meeting of shareholders (other than with respect to the nomination and election of directors, which is governed by Article II, Section 3).

Section 7. Determination of Propriety of Business. The presiding officer of an annual meeting shall, if he determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of this Article I, and if he should so determine, he shall so declare to the meeting any such business not properly brought before the meeting shall not be transacted, and such business shall be disregarded.

Section 8. Shareholder Proposals. Without qualification, for business (other than with respect to the nomination and election of directors, which is governed by Article II, Section 3) to be properly requested to be brought before any annual meeting by a shareholder, whether pursuant to the Corporation's notice of meeting or otherwise, the shareholder must have given timely notice thereof in writing in proper form to the Secretary and such business must be a proper matter for shareholder action under the Tennessee Business Corporation Act ("TBCA"). To be timely, a shareholder's notice must be delivered to, or mailed to and received by, the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the one-year anniversary of the date of the prior year's annual meeting of the shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, in order to be timely, a shareholder's notice must be delivered to, or mailed to and received by, the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting was made, whichever first occurs. In no event shall the public announcement of an adjournment or postponement of an annual meeting of shareholders, or such adjournment or postponement,

**Phillips, William**

**From:** *** FISMA & OMB Memorandum M-07-16 ***

**Sent:** Tuesday, January 19, 2010 7:08 PM

**To:** Phillips, William

**Subject:** (KG) Special Meeting

Mr. Phillips, Nonetheless the bylaws could be made consistent with the charter.
Sincerely,
John Chevedden

**Exhibit B**

**Tennessee Law Opinion**

[See attached]

**BASS**

BERRY • SIMS PLC

A PROFESSIONAL LIMITED LIABILITY COMPANY

150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201
(615) 742-6200

January 22, 2010

King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620

Ladies and Gentlemen:

We have acted as special Tennessee counsel to King Pharmaceuticals, Inc., a Tennessee corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent") which the Proponent intends to present at the Company's 2010 annual meeting of shareholders. In connection therewith, you have requested our opinion with respect to certain matters under the Tennessee Business Corporation Act (the "TBCA") as set forth below.

In connection with this opinion, we have reviewed (i) the Third Amended and Restated Charter of the Company, as filed with the Secretary of State of the State of Tennessee on May 17, 2007 (the "Charter"), and (ii) the Proposal and the supporting statement thereto.

**The Proposal**

The Proposal requests that the Company's board of directors "take the steps necessary to . . . give holders of 10% of [the Company's] outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting."[1] This request is curious because, as set forth below, the Company's shareholders already have this power pursuant to the TBCA.

**Our Opinion**

You have asked for our opinion as to whether, under the TBCA, holders of ten percent (10%) or more of the outstanding common stock of the Company currently have the right to call a special meeting of the shareholders of the Company.

---

[1] The Proposal reads in its entirety as follows: "RESOLVED, Shareholders ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

TBCA § 48-17-102(a) provides in pertinent part that:

> "[a] corporation shall hold a special meeting of shareholders... [u]nless the charter otherwise provides, if the holders of at least ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the corporation's secretary one (1) or more written demands for the meeting describing the purpose or purposes for which it is to be held."

There is no case law interpreting the above statutory provision in a manner that impacts or otherwise vitiates the right of shareholders to call a special meeting in accordance with the plain terms of TBCA § 48-17-102(a) in the absence of any charter provision to the contrary.

Under TBCA § 48-17-102(a), the right of shareholders to call a special meeting pursuant to TBCA § 48-17-102(a) can only be limited or eliminated by language in a Tennessee corporation's charter (any purported limitation or elimination of such right outside of a Tennessee corporation's charter would not affect such right). The Charter contains no such provision limiting the ability of the shareholders of the Company to call a special meeting pursuant to TBCA § 48-17-102(a), and therefore the shareholders of the Company currently have the right to call a special meeting in accordance with TBCA § 48-17-102(a).

Based on the foregoing, and subject to the limitations and qualifications set forth herein, we are of the opinion that the holders of ten percent (10%) or more of the outstanding common stock of the Company have the right to call a special meeting of the Company's shareholders upon written notice to the Company's Secretary describing the purpose or purposes for which such meeting is to be held.

We express no opinion herein other than as to matters covered by the TBCA.

Our opinion is rendered as of the date hereof and we assume no obligation to advise you of changes in law or fact (or the effect thereof on the opinions expressed herein) that hereafter may come to our attention.

You may furnish a copy of this letter to the Securities and Exchange Commission and the Proponent in connection with the matters described herein. Subject to the foregoing, this opinion is rendered solely for your information in connection with the above-referenced matter and may not be delivered or quoted to any other person or relied upon for any other purpose without our prior written consent.

Very truly yours,

Bass, Berry & Sims PLC